UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   November 1, 2018

INUVO, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-32442	87-0450450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 President Clinton Ave., Ste. 300, Little Rock, AR	72201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(501) 205-8508

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement and Support Agreements

On November 2, 2018, Inuvo, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ConversionPoint Technologies, Inc., a Delaware corporation (“CPT”), ConversionPoint Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of CPT (“Parent”), CPT Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“CPT Merger Sub”), and CPT Cigar Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Parent (“Inuvo Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Inuvo Merger Sub with the Company as the surviving corporation in the Inuvo Merger (the “Inuvo Merger”), and CPT merging with and into CPT Merger Sub with CPT as the surviving corporation in the CPT Merger (the “CPT Merger” and collectively with the Inuvo Merger, the “Mergers”). Upon consummation of the Mergers, CPT and Inuvo will be wholly-owned subsidiaries of Parent. Immediately following consummation of the Mergers, Parent shall change its name to ConversionPoint Technologies, Inc. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company, CPT, Parent, CPT Merger Sub, and Inuvo Merger Sub.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Company’s shareholders will be entitled to receive $0.45 in cash and 0.18877 shares of Parent common stock for each share of common stock of the Company, and CPT’s stockholders will be entitled to receive 0.9840 shares of Parent common stock for each share of common stock of CPT. Each outstanding option to acquire a share of the Company’s common stock will be converted into an option to acquire 0.2370 shares of Parent’s common stock. In addition, unvested restricted stock units will vest in full immediately prior to consummation of the Mergers and will be entitled to receive the merger consideration. No fractional shares of Parent common stock will be issued in the Mergers and Parent stockholders and CPT stockholders will receive cash in lieu of any fractional interests.

The Merger Agreement contains customary representations and warranties from each party to the agreement, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the CPT’s and the Company’s businesses during the interim period between the execution of the Merger Agreement and the closing of the Mergers, (2) the Company’s obligations to facilitate its shareholders’ consideration of, and voting upon, the Merger Agreement and the Inuvo Merger, (3) CPT’s obligations to facilitate its stockholders’ consideration of, and voting upon, the Merger Agreement and the CPT Merger, (4) the recommendation by the Board of Directors of the Company in favor of approval of the Merger Agreement and the Inuvo Merger by the Company’s shareholders, and (5) the Company’s non-solicitation obligations relating to alternative business combination transactions.

The completion of the Merger is subject to (1) the approval of CPT’s stockholders and the Company’s shareholders, (2) regulatory approvals, (3) the closing of financing to the Parent of $36,000,000 (the “Financing”), (4) the approval of the listing of shares of Parent’s common stock on NASDAQ and conditional approval for listing on the TSX, (5) the delivery of customary opinions from counsel to the CPT and the Company to the effect that the Mergers will qualify as a tax-free exchange for federal income tax purposes (6) Parent entering into separation agreements with Mr. Howe, the Company Chief Executive Officer, Mr. Ruiz, the Company’s Chief Financial Officer and Secretary, and Mr. Pisaris, the Company’s General Counsel, and (7) other customary closing conditions. Immediately following the Mergers, Richard K. Howe will serve as non-executive chairman of the board of directors of the Parent and an additional individual appointed by Inuvo shall serve on the seven member board of directors of the Parent.

The Mergers and the Financing, taken together, are intended to qualify as an “exchange” governed by Section 351 of the Internal Revenue Code.

The Merger Agreement contains customary termination rights for both the Company and CPT and further provides that (1) a termination payment of approximately $2.8 million will be payable by the Company to CPT in certain circumstances; and (2) a termination payment of approximately $2.8 million will be payable by CPT to the Company in certain circumstances, including if the Parent fails to consummate the Financing by May 31, 2019.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Company, CPT, or the Parent, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, CPT, or Parent or any of their respective subsidiaries or affiliates. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Mergers that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus that the parties will file in connection with the Mergers, as well as in the other filing that the Company makes with the SEC.

As a condition to CPT’s willingness to enter into the Merger Agreement, the Company and each of the directors and officers of the Company have entered into Support Agreements with CPT, Parent, CPT Merger Sub, Inuvo Merger Sub, and Inuvo, dated as of November 2, 2018 (the “Support Agreements”), pursuant to which the directors and officers have agreed to vote their common shares of the Company in favor of the Inuvo Merger. Each Support Agreement terminates on the earlier of (1) the consummation of the Inuvo Merger, and (2) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each Support Agreement, which are each attached hereto as Exhibits 99.1-99.8 and are incorporated herein by reference.

Subordinated Promissory Notes

On November 1, 2018, the Company and CPT Investments, LLC, an affiliate of CPT (the “Noteholder”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Company issued and sold a $1,000,000 principal amount, 10% interest, senior unsecured subordinated convertible promissory note (the “Subordinated Promissory Note”) to the Noteholder. The proceeds of the Subordinated Promissory Notes will be used for working capital.

The Subordinated Promissory Note, which bears interest at the rate of 10% per annum, and the principal and accrued interest is due on November 1, 2021. The maturity date of the Subordinated Promissory Note is subject to acceleration in the event (i) the Closing (as that term is defined in the Merger Agreement) occurs pursuant to the Merger Agreement, in which event the maturity date is accelerated to the fifth day after the Closing Date (as that term is defined in the Merger Agreement), or (ii) immediately upon an Event of Default (as that term is defined in the Subordinated Promissory Note). The Company has the right to prepay the amounts due under the Subordinated Promissory Note at any time, upon 15 days prior written notice to the Noteholder, subject to the terms of the Subordinated Promissory Note and Noteholder consent. The Company’s obligations under the Subordinated Promissory Note are unsecured and subordinate to the Company’s obligations to Western Alliance Bank, a secured lender of the Company.

In the event Merger Agreement is terminated, and providing that the shares issuable upon the possible conversion of the Subordinated Promissory Note have been approved for listing on the NYSE American, the Noteholder may, upon 15 days written notice to the Company, elect to convert all or any portion of the principal and accrued and unpaid interest due under the Subordinated Promissory Note into shares of the Company’s common stock at a conversion price of $0.44 per share, or $0.35 per share if the Merger Agreement is terminated for any reason other than in connection with a Superior Proposal (as defined in the Merger Agreement). The conversion prices are subject to proportional adjustment in the event of stock split or adjustments. The Subordinated Promissory Note also contains a provision limiting the Company’s ability to issue any shares of its common stock upon any voluntary conversion by the Noteholder which, when aggregated with all shares of its common stock issued pursuant to a conversion of the Subordinated Promissory Note, would exceed 19.99% of the Company’s issued and outstanding shares of common stock immediately preceding the issuance of the note without first obtaining stockholder approval in accordance with the rules of the NYSE American.

On November 1, 2018, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Noteholder covering the shares of the Company’s common stock which may be issued upon a conversion of the Subordinated Promissory Note. Under the terms of this agreement, the Company agreed to file a registration statement with the SEC covering the resale of such shares by the 15th calendar day after the termination of the Merger Agreement (or the 30th calendar day after the termination of the Merger Agreement in the event the registration statement is filed on Form S-1) and thereafter use best efforts to cause the staff of the SEC to declare such registration statement effective as soon as possible. In the event it is determined that the Company may effect the registration of such shares by filing a prospectus supplement to the Company’s shelf registration statement, in in lieu of filing a resale registration statement, the Company agreed to file a prospectus supplement to the shelf registration statement covering the issuance of such shares upon a conversion of the Subordinated Promissory Note. The Company also granted the Noteholder piggy-back registration rights over the shares of the Company’s common stock issued upon a conversion of the Subordinated Promissory Note in the event such shares are not covered by an effective registration statement. The Company is obligated to pay all costs associated with the preparation and filing of such registration statement and up to $25,000 to cover the costs of counsel for the Noteholder.

The foregoing descriptions of the terms and conditions of the Securities Purchase Agreement, Subordinated Promissory Note and Registration Rights Agreement are qualified in their entirety by references to these agreements which are filed as Exhibits 2.2, 2.3, and 2.4, respectively, to this report.

Affiliate Notes

On November 1, 2018, each of Messrs. Richard K. Howe, the Company’s Chief Executive Officer and member of the Company’s board of directors, and Charles D. Morgan, G. Kent Burnett and Gordon Cameron, members of the Company’s board of directors, lent the Company $62,500, for an aggregate of $250,000, under the terms of 10% Promissory Notes (the “Affiliate Notes”). The Company used the proceeds from these notes to cover a portion of the costs associated with the pending Mergers. The Affiliate Notes are unsecured, bear interest at 10% per annum, and the principal and accrued interest is due on November 1, 2019, subject to acceleration upon an Event of Default or Change of Control (as both terms are defined in the Affiliate Note). The Company’s obligations under the Affiliate Notes are unsecured and subordinate to the Company’s obligations to Western Alliance Bank, a secured lender of the Company, and to the holders of the Company’s Subordinated Promissory Notes.. The description of the terms and conditions of the Affiliate Notes is qualified in its entirety by referenced to the form of note which is filed as Exhibit 2.5 to this report.

ITEM 8.01           OTHER EVENTS

On November 5, 2018, the Company and CPT issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained or incorporated by reference into this Current Report on Form 8-K that refer to Inuvo’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect Inuvo’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “goal,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Inuvo by ConversionPoint Technologies, including future financial and operating results, Inuvo’s or ConversionPoint Technologies’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Inuvo’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Inuvo’s current expectations depending upon a number of factors affecting Inuvo’s business, ConversionPoint Technologies’ business and risks associated with acquisition transactions generally. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the merger transaction; subsequent integration of the merger transaction and the ability to recognize the anticipated synergies and benefits of the merger transaction; the ability of ConversionPoint Holdings to obtain the required $36 million in financing upon commercially reasonable terms, including risks that the financing values the equity of ConversionPoint Holdings less than the estimates of equity valuation set forth herein; the ability to obtain the requisite Inuvo and ConversionPoint Technologies stockholder approvals; the risk that a condition to closing of the merger transaction may not be satisfied on a timely basis or at all; the failure of the proposed merger transaction to close for any other reason; risks relating to the value of the ConversionPoint Holdings shares to be issued in the transaction; risks relating to the ability of ConversionPoint Holdings to list its shares on The NASDAQ Capital Market and The Toronto Stock Exchange; the anticipated size of the markets and continued demand for Inuvo’s and ConversionPoint Technologies’ products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ecommerce industry; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; the loss of key senior management or staff; and such other risks and uncertainties detailed in Inuvo’s periodic public filings with the Securities and Exchange Commission, including but not limited to Inuvo’s “Risk Factors” section contained in Inuvo’s Annual Report on Rom 10-K for the year ended December 31, 2017, and Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018 and from time to time in Inuvo’s other investor communications. Except as expressly required by law, Inuvo disclaims any intent or obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this press release.

Important Information for Investors and Stockholders

The information contained in this Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed acquisition of Inuvo by ConversionPoint Technologies, Inc., ConversionPoint Holdings will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of ConversionPoint Technologies, Inc. and Inuvo that also constitutes a prospectus of ConversionPoint Technologies. The definitive joint proxy statement/prospectus will be delivered to the stockholders of ConversionPoint Technologies, Inc. and Inuvo. INVESTORS AND SECURITY HOLDERS OF CONVERSIONPOINT TECHNOLOGIES, INC. AND INUVO ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by ConversionPoint Holdings through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the documents filed with the Securities and Exchange Commission by ConversionPoint Holdings will be available free of charge by contacting Wally Ruiz, Chief Financial Officer, Inuvo, Inc., 500 President Clinton Ave., Suite 300, Little Rock, AR 72201, telephone: (501) 205-8397, or Andre Peschong, Chief Strategy Officer, ConversionPoint Technologies, Inc. (andre@conversionpoint.com).

Participants in the Merger Solicitation

ConversionPoint Technologies, Inuvo, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission, be deemed participants in the solicitation of the ConversionPoint Technologies and Inuvo stockholders in connection with the proposed acquisition will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission. Information about the directors and executive officers of Inuvo is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on May 4, 2018. Information about the executive officers of ConversionPoint Technologies is set forth in www.conversionpoint.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

ITEM 9.01
FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Description

2.1
Agreement and Plan of Merger by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., and CPT Cigar Merger Sub, Inc., dated November 2, 2018.*

2.2	Securities Purchase Agreement, by and between Inuvo, Inc. and CPT Investments, LLC, dated November 1, 2018.

2.3	10% Senior Unsecured Subordinated Convertible Promissory Note, executed by the Company in favor of CPT Investments, LLC, dated November 1, 2018.

2.4	Registration Rights Agreement, by and between Inuvo, Inc. and CPT Investments, LLC, dated November 1, 2018.

2.5	Form of 10% Promissory Note, executed by Inuvo, Inc. in favor of certain affiliates of Inuvo, Inc., dated November 1, 2018.

99.1
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and G. Kent Burnett, dated November 2, 2018.

99.2
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Don Walker “Trey” Barrett III, dated November 2, 2018.

99.3
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Gordon J. Cameron, dated November 2, 2018.

99.4
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Richard K. Howe, dated November 2, 2018.

99.5
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Charles D. Morgan, dated November 2, 2018.

99.6
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and John B. Pisaris, dated November 2, 2018.

99.7
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Wallace D. Ruiz, dated November 2, 2018.

99.8
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Patrick Terrell, dated November 2, 2018.

99.9	Press Release, dated November 5, 2018.

 * The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INUVO, INC.

Date: November 5, 2018	By:	/s/ John Pisaris
John Pisaris
General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1
Agreement and Plan of Merger by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., and CPT Cigar Merger Sub, Inc., dated November 2, 2018.*

2.2	Securities Purchase Agreement, by and between Inuvo, Inc. and CPT Investments, LLC, dated November 1, 2018.

2.3	10% Senior Unsecured Subordinated Convertible Promissory Note, executed by the Company in favor of CPT Investments, LLC, dated November 1, 2018.

2.4	Registration Rights Agreement, by and between Inuvo, Inc. and CPT Investments, LLC, dated November 1, 2018.

2.5	Form of 10% Promissory Note, executed by Inuvo, Inc. in favor of certain affiliates of Inuvo, Inc., dated November 1, 2018.

99.1
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and G. Kent Burnett, dated November 2, 2018.

99.2
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Don Walker “Trey” Barrett III, dated November 2, 2018.

99.3
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Gordon J. Cameron, dated November 2, 2018.

99.4
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Richard K. Howe, dated November 2, 2018.

99.5
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Charles D. Morgan, dated November 2, 2018.

99.6
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and John B. Pisaris, dated November 2, 2018.

99.7
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Wallace D. Ruiz, dated November 2, 2018.

99.8
Support Agreement, by and among ConversionPoint Technologies, Inc., ConversionPoint Holdings, Inc., CPT Merger Sub, Inc., Inuvo, Inc., CPT Cigar Merger Sub, Inc., and Patrick Terrell, dated November 2, 2018.

99.9	Press Release, dated November 5, 2018.

 * The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.